                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Komag, Incorporated
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)


                                   500453-10-5
                                 (CUSIP Number)

                                Ronald J. Buschur
                      President and Chief Operating Officer
                           HMT Technology Corporation
                                1055 Page Avenue
                                Fremont, CA 94538
                                 (510) 490-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 26, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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CUSIP NO. 500453-10-5                                                PAGE 2 of 4

The Schedule 13D initially filed on May 8, 2000 (the "Schedule 13D"), by the signatory hereto relating to the common stock, par value $0.001 per share (the "Common Stock"), issued by Komag,, Incorporated, a Delaware corporation ("Komag"), whose principal executive offices are at 1710 Automation Parkway, San Jose, California 94538, is hereby amended by this Amendment No. 1 to the
Schedule 13D (the "Schedule 13D/A") as follows:

Schedule I, attached hereto, referenced in Item 2 and Item 5 is amended to include George Hall in the list of officers with the title and present principal occupation of Executive Vice President of Operations.


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CUSIP NO. 500453-10-5                                                PAGE 3 of 4

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2000                    HMT TECHNOLOGY CORPORATION

                                       By: /s/ Ronald J. Buschur
                                          -------------------------------
                                          Ronald J. Buschur
                                          President and Chief Operating Officer


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CUSIP No. 500453-10-5                                                PAGE 4 of 4

                                   SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF HMT
                             TECHNOLOGY CORPORATION

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officers of HMT. Except as indicated below, the business address of each such person is 1055 Page Avenue, Fremont, CA 94538.


Officer's Name                  Title and Present Principal Occupation
--------------                  --------------------------------------
Ronald L. Schauer               Chief Executive Officer and Chairman of the Board

Ronald J. Buschur               President and Chief Operating Officer

Peter S. Norris                 Executive Vice President of Finance and Chief Financial Officer

Michael A. Russak               Executive Vice President of Research and Development and Chief
                                Technology Officer

George Hall                     Executive Vice President of Operations

Stanley E. Adams                Vice President of Quality Assurance

Joseph Haefele                  Vice President of Operations, Fremont

Kamran Honardoost               Vice President of New Product Development

Director's Name                 Title and Present Principal Occupation
---------------                 --------------------------------------

Donald P. Beadle                Consult to various companies
                                1314 Sweetbay Lane
                                San Luis Obispo, CA 93401

Bruce Edwards                   President, Chief Executive Officer and Director of Powerwave Technologies
                                Powerwave Technologies
                                2026 McGaw Avenue
                                Irvine, CA 92614

Richard S. Love                 Retired as Vice President and General Manager of the Computer
                                Order Fulfillment and Manufacturing Group
                                28100 Story Hill Lane
                                Los Altos Hills, CA 94022

Harry G. Van Wickle             President and Chief Executive Officer of Intarsia Corporation
                                Intarsia Corporation
                                48611 Warm Springs Blvd.
                                Fremont, CA 94539

Ronald J. Schauer               Chief Executive Officer and Chairman of the Board of HMT